SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/13/05


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

178,875

8. SHARED VOTING POWER
22,800

9. SOLE DISPOSITIVE POWER

905,700
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

905,700

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.3%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

231,500

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

231,500
__________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
231,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.1%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Sizeler Property
Investors, Inc. ("SIZ").The principal executive offices of SIZ are located at 2542 Williams Blvd, Kenner, LA 70062.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570 and Andrew Dakos, 43
Waterford Drive, Montville, NJ 07045.

Phillip Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc., an investment advisory firm. Andrew Dakos is President of Elmhurst Capital, Inc., an investment advisory firm and Managing Member of the general partner of Full Value Partners L.P., an investment fund.

During the last 5 years none of the reporting persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein and Mr. Andrew Dakos are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Mr. Phillip Goldstein and Mr. Dakos have accumulated shares of the Issuer on behalf of accounts that are managed by them. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the issuer's stock is significantly undervalued. They are pleased that the proxy contest has been settled and look forward to a much higher stock price as a result of the reconstituted board focusing its attention on increasing shareholder value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on 8/9/2005 there were 21,073,786 shares outstanding as of 7/27/2005. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 905,700 shares of SIZ or 4.3% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 231,500 shares of SIZ or 1.1% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 905,700 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 178,875 shares and jointly for 22,800 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 231,500 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):

See Exhibit 1.

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Shares purchased within last 60 days
Exhibit 2: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/23/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos


Phillip Goldstein shares purchased:
TRADE DATE, # Shares,  Price
9/22/2005, 300,  $      11.55
9/19/2005, 6000,  $      12.10
9/16/2005, 3900,  $      12.13
9/14/2005, 35700,  $      12.24
9/13/2005, 52300,  $      12.24
9/12/2005, 30000,  $      12.21
9/8/2005, 1500,  $      12.25
9/2/2005, 39900,  $      10.91
9/1/2005, 80000,  $      11.21
8/31/2005, 72000,  $      11.94
8/30/2005, 6000,  $      12.27
8/29/2005, 16400,  $      12.20
8/26/2005, 10200,  $      12.66
8/25/2005, 5000,  $      12.65
8/24/2005, 23100,  $      12.64
8/23/2005, 6400,  $      12.65
8/19/2005, 5000,  $      12.60
8/10/2005, 5000,  $      12.76
8/9/2005, 600,  $      12.65
8/5/2005, 200,  $      12.47
8/4/2005, 11900,  $      12.80
8/3/2005, 900,  $      12.79
7/27/2005, 1400,  $      12.76

Andrew Dakos shares purchased
9/6/2005    2000 @ 11.85
9/2/2005    8700 @ 11

Exhibit 2

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule
13D(and all further amendments filed by them) with respect to the shares of SIZ.

Dated: 9/23/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos